AQUAMER MEDICAL CORP.
8 Algonquian Drive
Natick, Massachusetts 01760

November 24, 2010
Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re:	Aquamer Medical Corp.
Form 10-K for the Year Ended December 31, 2009
Filed April 15, 2010
Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2010
Form 8-K filed on August 20, 2010
File No. 000-52327

Dear Mr. Vaughn:

Aquamer Medical Corp.  (“Aquamer”, the “Company” or “we”) hereby provides for review by the U. S. Securities and Exchange Commission  (the “Commission”) responses to comments issued by the staff of the Commission (the “Staff”) contained in your letter dated November 23, 2010 (the “Comment Letter”).

Form 10-K for the Year Ended December 31, 2009

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended

1.  We are unable to agree with your conclusions in your response to prior comment 1.  Please include all shares over which James Bolton holds or shares voting or investment power in his total ownership in the table of beneficial ownership.  In this regard, address the last sentence of prior comment 1.

Response: In response to prior comments and our discussions with the staff, we have modified footnote 2 to the table of beneficial owners in the Form 10-K for the Year Ended December 31, 2009 to identify the individuals constituting the Board of Directors of ThermaFreeze Products Corporation and to disclose that they have beneficial ownership of the ThermaFreeze shares. However, we respectfully point out that, to the knowledge of the Company, Mr. Bolton was not an individual beneficial owner of common stock of Aquamer at the date of the stock ownership table set forth in the Form 10-K. Therefore, other than referring to his position on the Board of Directors of ThermaFreeze in footnote 2, no disclosure has been added regarding Mr. Bolton’s beneficial ownership of shares.

Mr. Kevin L. Vaughn
November 24, 2010

In response to the last sentence of prior comment 1 and Item 405 of Regulation S-K, we have modified the discussion set forth at “Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended” to disclose that ThermaFreeze Products Corporation, Peter Johnson, as trustee for various trusts, and Marshall Sterman, a Director and our President during the year ended December 31, 2009, failed to timely file a Form 3 or 4 and a Schedule 13D or Schedule 13G to report their respective ownership interests in the Company.

Finally, for completeness, we wish to point out that in connection with the Company’s Definitive Proxy Statement filed November 18, 2010, we are filing an amendment which revises the table entitled “State of Ownership of Certain Beneficial Owners and Management” to include in the number of shares beneficially owned by Mr. Bolton the 15,000,000 shares of Common Stock owned by ThermaFreeze Products Corporation as to which Mr. Bolton, as a director of that corporation, is deemed to have shared voting and dispositive power.  We have also included the identities of the other directors of that corporation in the footnote to that table relating to the holdings of ThermaFreeze.

Amendment 1 to the Form 10-Q for the Quarter Ended March 31, 2010

Note 5 - Asset Acquisition and Formation of Aquamer Shipping Corp.

2.  We note your response to prior comment 2.  Please amend this filing and your June 30, 2010 Form 10-Q to include the revised disclosures similar to the proposed disclosures included within your responses.

Response: The Company will amend its Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010 with revised disclosures similar to the proposed disclosures included within its responses to prior comment 2.

Form 8-K filed on August 20, 2010

3. We note your response to prior comment 5. Please amend this filing to include the revised disclosures similar to the proposed disclosures included within your responses.

Response:  The Company will amend its Form 8-K filed on August 20, 2010 with revised disclosures similar to the proposed disclosures included within its responses to prior comment 5.

Aquamer Medical Corp. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
November 24, 2010

Should you have any questions regarding the responses set forth in this letter please contact me at 508-647-0041 or 617-777-2807.

Regards

/s/ Edwin A. Reilly
Edwin A. Reilly
Chief Executive Officer